25 Years
Apollo Hospitals
touching lives

RECEIVED
2009 MAY -4 A 8:19

SUPPL

April 8, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub: Audited Financial Results for the year 2008-2009.

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Please be informed that we are in the process of finalization of auditing the accounts for the year ended 31st March 2009 and the audited results will be published on or before 30th June 2009.

Please take note of the same in your records.

09046030

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

5/5

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : "Ali Towers", IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 6681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028